FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Prothena Corporation plc

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

February 28, 2019

Via EDGAR Transmission and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman Tabatha McCullom

Re:

Prothena Corporation plc

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 6, 2018

File No. 001-35676

Ladies and Gentlemen:

Prothena Corporation plc (the “Company” or “Prothena”) submits this addendum to its letter dated January 22, 2019, in response to comments received by letter dated December 19, 2018 from the Staff of the Securities and Exchange Commission (the “Staff”). A courtesy copy of this letter is being submitted to the Staff by overnight delivery.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Master Collaboration Agreement by and between Prothena Biosciences Limited and Celgene Switzerland LLC (“Celgene”) dated March 20, 2018 (the “Agreement”), to which the Staff’s comments relate.

The information provided below is in response to requests communicated by the Staff in telephone conversations with Prothena representatives on February 22 and 23, 2019. We hope this information is responsive to the Staff’s requests, and would be pleased to reconvene again by telephone if it would helpful to explain any of the responses below or answer any further questions.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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Transaction Overview

At a fundamental level, the transaction reflected in the Agreement is [***].

Prothena has a long history and deep expertise in neuroscience. Its scientific legacy began with Athena Neurosciences (“Athena”), which was founded in 1986. Athena scientists made significant discoveries that advanced the understanding of the biology of Alzheimer’s disease. Their findings led to the development of a drug discovery and development organization that generated multiple clinical candidates that have been, and continue to be, tested in Alzheimer’s disease. These scientists also pioneered significant scientific discoveries with cell adhesion molecules, leading to the discovery, development and commercialization of Tysabri® (natalizumab), which is approved for the treatment of relapsing forms of multiple sclerosis and marketed by Biogen Inc. Athena was acquired by Elan Corporation, plc (“Elan”) in 1996, and its discovery and development activities continued within Elan until 2012, when Prothena separated (“spun-out”) from Elan with a substantial portion of Elan’s drug discovery platform. Today, Prothena is drawing on its deep expertise in neuroscience to build a pipeline of investigational compounds that could deliver innovative therapies for patients. That pipeline includes prasinezumab (previously referred to as PRX002), an antibody for the potential treatment of Parkinson’s disease which is currently in a Phase 2 clinical study being conducted by Roche, with whom Prothena has a worldwide collaboration for that potential therapy. [***]

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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For Celgene, the transaction with Prothena provided Celgene with options to obtain exclusive rights to Prothena’s research and development on three potential programs that target deadly, incurable neurodegenerative diseases, including:

•	[***] the Tau program), which [***];

•	[***] the TDP-43 program), which [***]; and

•	[***] the TDP-43 program [***].

[***]

All three of the programs that are the subject of the Agreement [***]. Prothena [***], and [***].

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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To illustrate the potential timelines for research and development in neurodegenerative diseases: [***]. Prothena applied for IND approval of that antibody in 2014 and initiated its first Phase 1 clinical trial later that year. The second Phase 1 trial for PRX002 was completed in 2016. A Phase 2 clinical trial of PRX002 was initiated in 2017 [***].

The Two Licenses

The licenses granted under Sections 7.1.1 and 7.1.2 of the Agreement are extremely limited, and do not constitute distinct or material performance obligations under the Agreement. [***]

License under Section 7.1.1: The license granted under this section expressly limits Celgene’s use of Prothena IP (as defined in the Agreement) to that which is necessary for Celgene to conduct its activities and perform its obligations under the Agreement. The referenced Sections 2.4 and 2.9 confirm that the purpose of this limited license is [***]. This license [***]. [***] Moreover, this license will terminate in any event upon termination of the Agreement for whatever reason.

License under Section 7.1.2: The license granted under this section [***].

[***]

Although this license would continue beyond the termination of the Agreement, Prothena [***]. However, because the limited license granted to Celgene in Section 7.1.2 [***].

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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Prothena’s Accounting under ASC 606

Prothena’s determination to defer revenue recognition of the entire nonrefundable upfront payment by Celgene was based on the following analyses applying Accounting Standards Codification Topic 606 (“ASC 606”) to the transaction.

1.	Prothena concluded that the Agreement is [***].

2.	Evaluation of Prothena’s performance obligations in Agreement:

Prothena Obligation	Distinct Performance Obligation under ASC 606?
[***]

1. [***]	[***]

2. [***]	[***]

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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3. [***]	[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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4. [***].	[***][1]

5. [***]	[***]

6. [***]	[***]

7. [***]	[***]

8. [***]	[***]

[1]	As described above, early-stage discovery research for potential immunotherapies for Parkinson’s disease [***].

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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9. [***].	[***]

3.	Determination of transaction price

[***]

The Agreement includes the following consideration:

Consideration Type	Consideration per the Agreement	Included in the Initial Transaction Price?
[***]	[***]	[***]

[***]	[***]	[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]		[***]

4.	Allocation of transaction price to performance obligations

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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5.	Recognition of revenue

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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6.	Evaluation of significant financing component

[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

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7.	Evaluation of stand ready considerations

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[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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* * * * *

Please contact Bill Homan (at 650-615-2113 or bill.homan@prothena.com) or John C. Williams of Latham & Watkins LLP (at 650-470-4887 or john.williams@lw.com) if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely,

/s/ Tran B. Nguyen

Tran B. Nguyen

Chief Operating Officer and Chief Financial Officer

cc:	Karin L. Walker, Chief Accounting Officer and Controller
Bill Homan, Chief Legal Officer and Company Secretary
David Rae, KPMG LLP
Brian Fields, KPMG LLP
Kathleen Wells, Latham & Watkins LLP
John Williams, Latham & Watkin LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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